Exhibit 99.1



ASCRS Analyst Briefing

April 4, 2009

Safe Harbor Statement

This presentation, made on April 4, 2009, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 17, 2009.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Alcon®

Agenda

Opening Remarks	Kevin Buehler
ASCRS Key Product Review	Bill Barton
AcrySof® ReSTOR® +3.0 add	
AcrySof® IQ Toric	
AcrySof® Phakic	
WaveLight® Allegretto Wave® Eye-Q	
Questions and Answer Session	Kevin Buehler
	Bill Barton
	Rick Croarkin
	Sabri Markabi, M.D.

Alcon®

Operating Environment and Outlook

- Near term continues to be challenging
  - Economic weakness
  - Currency headwind
  - TobraDex generic competition

- Long-term outlook remains solidly positive
  - Aging demographics
  - Emerging market opportunity
  - Acute and serious chronic disease treatments
  - Unmet medical needs in key segments (glaucoma, retina, dry eye)
  - Early stage research is rich with potential new products

- Expect to deliver solid financial performance
  - Delivering high profitability in challenging environment
  - Strong balance sheet and access to capital
  - Attractive dividend
  - Expect organic sales growth to return to high single digits in 2010 with faster EPS growth

Alcon®

Managing for Future Growth in Challenging Environment

- Maintain commercial focus and leadership position in eye care

- Manage discretionary spending consistent with organic growth

- Capitalize on previous sales force expansions and prioritize spending on demand creation

- Achieve solid share performance with new product launches
  - Patanase
  - Azarga
  - Acrysof +3.0

- Deploy additional resources to emerging markets to support increased penetration of cataract surgery

- Continue investing in research and development
  - Increase number of internal projects
  - Expand licensing and business development activities
  - Accelerate development of late-stage projects

Alcon®

ASCRS Key Product Review

Bill Barton

Senior Vice President, International Markets

Advanced Technology IOLs are a Key Driver of Growth

Develop new IOL products to provide better patient outcomes

Promote higher value products through clinical differentiation

Expand existing brands to give doctors flexibility

Enable better worldwide access and patient reimbursement

Utilize sales force to educate doctors about practice management



AcrySof® ReSTOR® +3.0



AcrySof® IQ Toric



AcrySof® Phakic
(Currently not available in the U.S.)

Alcon®

Advanced Technology Sales Trend



Source: Company Analysis

AcrySof ® ReSTOR® +3.0



AcrySof® ReSTOR® +3.0

- **Received CE mark in Q3 2007**
- **Announced ex-U.S. launch at ESCRS in September 2008**
- **FDA approval in Q4 2008, launched in Q1 2009**

- Aspheric acrylic design based on gold standard AcrySof® material
  - Implanted in over 42 million eyes
  - Excellent posterior capsule opacification (PCO) profile

- Improves visual performance
  - Extends reading distance
  - Improves intermediate visual acuity

- Aspheric optic provides improved image quality

- Higher rate of patient satisfaction and spectacle independence

Alcon®



AcrySof® ReSTOR® IOL in "Human" Terms

- Thickness of a human hair = 60 microns
- Thickness of a red blood cell = 7 microns
- Step height at periphery of the diffractive portion of the AcrySof® ReSTOR® Aspheric IOL = 0.2 microns

Competitive Review

	ReSTOR® Aspheric +3.0	Crystalens HD*	ReZoom*	Tecnis MF*
Manufacturer	**Alcon**	B&L	AMO	AMO
Optics	**Apodized Diffractive Aspheric**	Accommodative	Zonal Refractive	Full Optic Diffractive
Material	UV-absorbing & blue light filtering Acrylate/ methacrylate copolymer	Silicone elastomer limited UV filter	Clear acrylic with a covalently bound UV absorber	Clear acrylic with a covalently bound UV absorber
Lens Type	**Single/Multi Piece**	Single Piece	Multi Piece	Multi Piece
U.S. PC-IOL Share	45%	45%	10%	- -

* Trademarks are the property of their respective owners.

Alcon®

Substantial Improvement in Intermediate Vision



Bilateral Defocus Curve

Data on File. Alcon, Inc.

Confirmed Visual Acuity in OUS Post Launch Markets



ReSTOR® +3.0 Bilateral UCVA at 6 months Postoperative

N=93

Europe — South America

Visual Acuity Comparison of the ReSTOR® Lenses

Improved Vision at All Distances

	ReSTOR® Aspheric +3.0	ReSTOR® Aspheric +4.0
20/20 or Better	31.2%	8.4%
20/25 or Better	61.6%	21.4%
20/32 or Better	86.2%	49.6%
20/40 or Better	94.9%	71.8%
Worse than 20/40	5.1%	28.2%

Note: Comparison of AcrySof® ReSTOR® Aspheric three months postoperatively after binocular implantation.

Data on File. Alcon, Inc.

Alcon®

AcrySof® ReSTOR® +3.0 Impacts



Alcon at ASCRS: AcrySof® ReSTOR® +3.0

- **Intermediate Vision with the ReSTOR® +3.0 Aspherical Multifocal IOL**
  - Saturday, 4/4, 3:47-3:52 p.m., Moscone Center, Room 123
  - Rudy M. Nuijts, M.D., Netherlands

- **Functional Outcomes of +3.0 D Add Aspheric Multifocal IOL and +4.0 D Add Aspheric Multifocal IOL**
  - Monday, 4/6, 8:37-8:42 a.m., Moscone Center, Room 124
  - Kerry D. Solomon, M.D., South Carolina

- **Patient-Reported Performance with Everyday Near and Intermediate Distance Tasks After Bilateral Implantation of the ReSTOR® +3.0 IOL**
  - Monday, 4/6, 8:42-8:47 a.m., Moscone Center, Room 124
  - Julian Theng, M.D., Singapore

AcrySof® IQ Toric



AcrySof® IQ Toric

- Aspheric acrylic design based on gold standard AcrySof® material

- Excellent rotational stability allows for precise astigmatic correction

- Toric calculator allows for accurate surgical planning

- Aspheric optic improves image quality and increases contrast sensitivity

- High rate of patient satisfaction and distance vision without glasses

What does an Astigmatism look like?



No astigmatism



1.0 D astigmatism



2.0 D astigmatism

Alcon®

AcrySof® IQ Technology Improves Contrast Sensitivity

The aspheric design of AcrySof® IQ IOL offers improved contrast sensitivity resulting in for improved image quality



MTF Values
5 mm Aperture.

SN6AT5: AcrySof® IQ Toric (Aspheric)
SN60WF: AcrySof® IQ (Aspheric)
SN60AT: AcrySof® Natural (Spherical)

← Data for the **SN6AT5**, with cylinder power of

› 3.0 D at IOL plane

› 2.1 D at corneal plane

Data on File. Alcon, Inc.

Improved Uncorrected Distance Visual Acuity

94% of patients implanted achieved uncorrected distance visual acuity of 20/40 or better



†† AcrySof® Single-Piece (SA60AT)

Data on File. Alcon, Inc.

Benefits of Adding AcrySof® IQ to AcrySof® Toric Lenses

Patients were tested monocularly in a night driving simulator in simulated city and rural settings under normal, glare and fog conditions.

Patients with AcrySof® IQ IOL performed functionally better than the control lens in 34 of 36 conditions tested.



ADDITIONAL STOPPING DISTANCE WITH AcrySof® IQ IOL
(in a rural setting in fog conditions at 55 mph)

130 FEET (more than 1 second additional reaction time)

AcrySof® IQ patients had an average increase of 130+ feet (versus the control lens) in which to stop after identifying a warning sign[4].

Alcon®

Solid U.S. Surgeon Adoption of AcrySof® Toric



Percentage of Surgeons using Toric IOLs by Brand

Source: Quarterly Market Scope Cataract Survey

Alcon at ASCRS: AcrySof® IQ Toric

- **Rotational Stability of a Toric Hydrophobic Acrylic IOL After Cataract Surgery**
  - Sunday, 4/5, 3:17-3:22 p.m., Moscone Center, Room 120
  - Oliver Findl, M.D., Austria

- **Application of the AcrySof Toric IOL in a Patient Population with Low Preoperative Astigmatism (0.75 D – 1.03 D)**
  - Sunday, 4/5, 3:47-3:52 a.m., Moscone Center, Room 120
  - P. H. Ernest, M.D., Michigan

AcrySof® Phakic Lens Attributes



AcrySof® Phakic

(Currently not available in the U.S.)

Unique design and proven AcrySof® material

Potential expansion to lower diopter

Small incision delivery with minimal endothelial cell loss

Effective visual correction supported by clinical results

Refractive power range of -6.0 to -16.5

Low haptic force and vault dynamic response

Alcon®

AcrySof® Phakic Lens Placement


OD
Zeiss ACOCT Prototype S# 03
Optic
Bridge
Footplate
Iris
Crystalline Lens

Anterior Chamber
Ocular Coherence Tomography

US Status: Investigational device limited by Federal Law to investigational use only.

*ZEISS is a registered trademarks of Carl Zeiss AG

Alcon®

AcrySof® Phakic Lens Placement



Alcon®

Degrees of Myopic Vision on the Standard Eye Chart



N D Z R U
V D E H P
N R E H U
R Z V D E
D H E V P
E P N R Z
1.0000
0.9000
0.8000
0.7000
0.6000
0.5000
0.4000
0.3000
0.2000
0.1000
0.0000
PARTIALLY COHERENT IMAGE ANALYSIS
NO TITLE.

Normal Vision



1.0000
0.9000
0.8000
0.7000
0.6000
0.5000
0.4000
0.3000
0.2000
0.1000
0.0000
PARTIALLY COHERENT IMAGE ANALYSIS
LENS HAS NO TITLE.
WED APR 1 2009
INCOHERENT IMAGE
INCLUDES ABERRATIONS
RETINA IMAGE.ZMX
CONFIGURATION 1 OF 1

5 D Myopia



1.0000
0.9000
0.8000
0.7000
0.6000
0.5000
0.4000
0.3000
0.2000
0.1000
0.0000
PARTIALLY COHERENT IMAGE ANALYSIS
LENS HAS NO TITLE.
WED APR 1 2009
INCOHERENT IMAGE
INCLUDES ABERRATIONS
RETINA IMAGE.ZMX
CONFIGURATION 1 OF 1

11 D Myopia

Note: Photos above utilize simulated vision

What Does a Myopic Patient Actually See?





Normal Vision

**Myopic Vision
(Approximately -5 D)**

Note: Photos above utilize simulated vision

AcrySof® Phakic Lens Effects on Visual Acuity



Uncorrected Visual Acuity for all Patients at 1 year

Percentage of Subjects

- 20/20 or better: 65.6%
- 20/25 or better: 85.0%
- 20/30 or better: 93.1%
- 20/40 or better: 97.3%

Cumulative

Alcon®

Alcon at ASCRS: AcrySof® Phakic

- **AcrySof® Phakic Angle-Supported IOL in U.S. Investigational Trial**
  - Tuesday, 4/7, 8:02-8:07 a.m., Moscone Center, Room 121
  - W. Maxwell, M.D., Fresno

- **European Clinical Experience with the AcrySof® Phakic IOL for Moderate to High Myopia**
  - Tuesday, 4/7, 8:12-8:17 a.m., Moscone Center, Room 121
  - J. Alio, M.D. and C. De la Vega, M.D., Spain

WaveLight® Allegretto Wave® Eye-Q 400Hz Excimer Laser



WaveLight® Allegretto Wave® Eye-Q

- Most recent approved laser by the FDA, with the broadest approved treatment range

- Highest rate of 20/20 vision and lowest re-treatment rate in submitted FDA trials

- Every treatment is personalized to the patient's individual refraction and corneal curvature, which preserves the natural shape of the cornea

- Minimizes post operative halo and glare

Alcon®

WaveLight® Allegretto Wave® Eye-Q 400Hz Excimer Laser



WaveLight® Allegretto Wave® Eye-Q

- Fastest FDA approved excimer laser
- Treatment times under 10 seconds
- Improves patient comfort, reduces anxiety
- Enhances clinical outcomes
- Increases efficiency

Competitive Performance

Alcon/WaveLight has gained 2 procedure share points in 2008

U.S. Procedure Share as of Q4 2007



U.S. Procedure Share as of Q4 2008



■ AMO　　**■ Alcon/WaveLight**　　**■ B&L**　　**■ Nidek**

Source: Quarterly Market Scope Refractive Surgeon Survey

Laser Vision Correction Franchise Goals

- Grow refractive laser procedure share through physician preference and patient satisfaction

  - LCA Vision contract

- Continue technology leadership

- Develop the next generation of technology to maintain leadership

  - Individualized procedures for each patient
  - Integration of all refractive devices
  - Faster lasers
  - More user friendly devices
    - Ease of use
    - Throughput (efficiency)
  - Improved diagnostics
  - Integrated flap making
  - Enable the complete surgical suite

UltraFlap Workstatsion

WaveLight
„Look and Feel“
Own operational microscope for
separate positioning of the UltraFlap
UltraFlap
Femtosecond
Technology
ALLEGRETTO
WAVE® Eye-Q
BLUE LINE
Patient bed:
30°or 45°
swiveling
Interface with AST
(Advanced Suction Technology)
Small footprint: 9 m²

Preview at:
Alcon Booth 1526/1512
WaveLight Booth 1602

Alcon at ASCRS: Refractive Topics

- **Controversies in Refractive Surgery**
  - Monday, 4/6, 1:00-2:30 p.m., Moscone Center, Room 305
  - Karl G. Stonecipher, M.D., Greensboro

- **Ways to Correct Presbyopia: New Strategies and Early Results**
  - Monday, 4/6, 8:00-9:30 a.m., Moscone Center, Room 308
  - R. Pinelli, M.D., R. L. Lindstrom, M.D., A. Agarwal, M.D.,
    M. Gordon, M.D., G. E. Tamayo, M.D., L. A. Ruiz, M.D.,
    B. S. Boxer, M.D., Global

Alcon®



ASCRS Analyst Briefing

April 4, 2009